Exhibit 21

LIST OF SUBSIDIARIES OF TRIPLE-S MANAGEMENT CORPORATION (“TSM”) *

•	Triple-S Salud, Inc. (“TSS”), a wholly-owned subsidiary of TSM.

o	Triple-S Advantage, Inc. (“TSA”), a wholly-owned subsidiary of TSS.

•	Triple-S Vida, Inc., a wholly-owned subsidiary of TSM.

•	Triple-S Propiedad, Inc., a wholly-owned subsidiary of TSM.

All of these subsidiaries are incorporated under the laws of the Commonwealth of Puerto Rico.

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Triple-S Management Corporation are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.